SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 01/05 - January 20, 2005

Changes in Copel’s Management

Rubens Ghilardi, economist and business administrator, who is currently Copel’s Chief Distribution Officer, Chief Financial Officer and Investor Relations Officer will be the new CEO of the Company replacing Paulo Pimentel, who resigned of his position to fully dedicate to the management of his corporate group.

Ghilardi will be appointed by Copel’s Board of Directors and will take office on February 1, 2005, on the occasion of the Board’s meeting. He will maintain the CFO and IRO positions. The new Chief Distribution Officer will be Ronald Thadeu Ravedutti, economist, who is currently Copel’s Chief Corporate Management Officer. Luiz Antônio Rossafa , engineer, president of Crea/PR (Engineering and Architecture Association) and a member of Copel’s Board of Directors since January 2003, will be the new Chief Corporate Management Officer. Assis Corrêa will remain as the Chief Legal Officer and José Ivan Morozowski as Chief Generation and Transmission and Telecommunication Officer.

The new CEO

Rubens Ghilardi, 64 years old, has been working for Copel for the last 28 years. From 1987 to 1993 he was the Company’s CFO. During the following 10 years, he took position as: Escelsa’s (State of Espírito Santo electric power company) Financial and Corporate Officer, Binacional Itaipu’s CFO and President of Fibra, Itaipu’s pension fund. In May 2003 he returned to Copel as Chief Distribution Officer.

Since September 21, 2004 he has been Copel’s Chief Distribution Officer, Chief Financial Officer and Investor Relations Officer (remaining in this last position).

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.